Elizabeth R. Hughes	(703) 760-1649	erhughes@venable.com
September 8, 2006
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	China Healthcare Acquisition Corp. Registration Statement on Form S-1 Filed on July 11, 2006 File No. 333-135705
Dear Mr. Reynolds:
     We are in receipt of your letter dated August 24, 2006 providing comments on the referenced filing for China Healthcare Acquisition Corp. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
General
1.	Please tell us the factors you considered in determining to value this offering at $60,000,000. Please tell us the factors you considered when determining that you might need $55,050,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. We may have further comment.

In response to the staff’s comment, we supplementally inform you that the offering price was determined based on management’s experience in identifying operating companies. The factors that were considered in making these determinations included:
•	the history and prospects of similarly structured “blank check” companies;

Mr. John Reynolds
September 8, 2006

•	the actual and proposed offerings of those companies, including the structured size of the offerings;

•	the general conditions of the securities markets at the time of the offering;

•	our prospects for acquiring a business with operations primarily in China at attractive values;

•	our capital structure; and

•	an assessment by management of the funds necessary to complete an acquisition.
We have not engaged in any due diligence, evaluation, discussions (either formal or informal), negotiations or other similar activities with respect to a potential business combination.

2.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

The Company will provide you with a copy of the letter or a call from NASD that the NASD has finished review and has no additional concerns regarding the underwriting arrangements in this offering.

3.	We note the disclosure throughout your registration statement that the initial per unit liquidation price for shareholders will be $5.64, or 94% of the per unit IPO price of $6.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the possibility that the amount in the trust account will be subject to costs, debts, expenses, liabilities and creditor claims of the company, and the lack of assurance that certain officers and directors will be able to satisfy their indemnification obligations, as is also disclosed.

We have expanded and clarified the disclosure throughout the prospectus as requested.

Mr. John Reynolds
September 8, 2006

4.	Throughout your registration statement, and to the extent not already cited, please provide the bases for all statistics provided in your disclosure including statements regarding China’s economy and demographics.

We have revised the disclosure to delete statistics for which we can not supply cites.

5.	In an appropriate place in the document, please describe the duties of the special advisors.

A description of the duties of the special advisors has been added on page 49 of the prospectus.

6.	In various places in the prospectus, reference is made and significant detail is provided as to the business and operations of Searainbow Holdings. In as much as this entity is neither the registrant nor a principal or affiliate in this offering, please remove all superfluous references and disclosure regarding this entity.

As requested, we have revised the references and disclosures at pages 2, 34 and 35.

7.	Add disclosure in an appropriate place in the prospectus to address how the management purchase option will work. For example, describe how the option will be exercised, who may exercise it, how the option will be allocated among the members of management and how such delegation was determined, etc. We may have further comment.

We have expanded the disclosure regarding the management purchase option at pages 20, 51 and 57.
Prospectus Cover Page
The Offering, page 3
Redemption, page 4
8.	Please discuss whether the underwriters have the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.

Mr. John Reynolds
September 8, 2006

The underwriters will not have the right to consent before the Company can exercise its redemption right.
Summary financial data, page 9
9.	We note that concurrent with the closing of this offering you will be issuing a management purchase option for which you will be required to record a charge to earnings of approximately $8.2 million (as discussed in the last paragraph on page F-9). Considering this, please revise to include historical and as adjusted data for your statement of operations for the period from June 7, 2006 (date of inception) through June 15, 2006. Refer to Item 301 of Regulation. S-K.

The charge to earnings will be recorded over the 24 month implicit service period. Therefore no adjustment to summary financial data has been made.
Risk Factors, page 10
10.	In the eighth risk factor on page 13, and elsewhere in the prospectus as applicable, include additional disclosure to discuss what the company intends to do in the event that the assets outside of the trust account are not sufficient to cover the costs and expenses of a liquidation of the company.

In response to the staff’s comment, we have added a disclosure on pages 13 and 41 of the prospectus.

11.	With reference to risk factor 16 on page 16, please tell us whether any of your officers, directors or special advisors have been affiliated with any blank check companies.

In response to the staff’s comment, we supplementally inform you that none of the Company’s officers, directors or special advisors have been affiliated with any blank check companies.

12.	In risk factor 23 on page 19, please disclose the number of blank check companies that are seeking to acquire a business in China.

Mr. John Reynolds
September 8, 2006

In response to the staff’s comment, we have added a disclosure in risk factor 23 on page 19 regarding the number of blank check companies that are seeking to acquire a business in China.

13.	In risk factor 34 on page 22, “[i]f we are deemed to be an investment company ...,” please expand the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.

We have added the requested disclosure.
Use of Proceeds, page 26
14.	Please include those expenses that will be paid from interest earned on the trust and revise the subheading to indicate the interest. You may want to include a footnote that discloses the maximum amount of interest earned that may be disbursed to the company.

As requested, we have revised the subheading on page 27 and we have clarified the footnotes to disclose the maximum amount of interest earned that may be disbursed to the Company.

15.	Please clearly indicate throughout the prospectus whether public stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation and in light of the disclosure that the company will use interest earned on the trust to pay expenses. Please clearly disclose throughout the prospectus whether public stockholders seeking conversion would be entitled to receive any interest earned on their portion of the trust. The company may want to consider adding a risk factor regarding the public stockholders’ rights to the interest in light of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers.

In response to the staff’s comment, we have added a disclosure on pages 11 and 29 of the prospectus.

16.	Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finders’ fees could be paid from the proceeds held in trust upon the release of the funds to the company, if the

Mr. John Reynolds
September 8, 2006

funds from the net proceeds not held in trust and the interest earned on the trust account were insufficient to cover all operating expenses and fees.

The anticipated use of proceeds includes funding of target acquisitions, working capital, operating expenses of target businesses, and general ongoing expenses. We expect to fund operating expenses incurred prior to a business combination out of interest earned on the trust account up to a maximum of $1,500,000. Management is not authorized to incur expenses beyond this amount and management is not required to fund any such expenses. However, if a claim is made against the company and there are insufficient funds in the amount allocated for working capital, remaining interest (as well as principal) in the trust account may be used to satisfy such claim. The founders’ indemnity does not extend to preservation of interest earned. While we do not anticipate paying finders’ fees, in the event that we are required to pay such fees, we expect to pay them out of interest earned on the trust account up to $1,500,000 allocated for working capital over the next 24 months. Such fees will be paid only to unaffiliated third parties.

17.	Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company’s search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties’ performance of due diligence.

We do not anticipate paying fees to third party consultants to assist the company’s search for a target business. We have indicated that a portion of such reimbursement to stockholders may be made to third parties.
Capitalization, page 31
18.	Considering comment 9 above, please revise your table to include the impact of the accounting treatment for the management purchase option.

The charge to earnings will be recorded over the 24 month implicit service period. Therefore no adjustment to capitalization has been made.
Management’s discussion and analysis of financial condition and results of operations, page 32
General

Mr. John Reynolds
September 8, 2006

19.	Considering our comments above regarding the management purchase option, please revise to discuss your accounting treatment for the management purchase option and the impact that this issuance will have on your future operations. Refer to Item 303 of Regulation S-K.

We have made the requested disclosure.
Proposed Business, page 34
20.	Please confirm that all risks identified in this section are included in the risk factor section.

We confirm that all risks identified in the Proposed Business section are included in the risk factor section.
Effecting a business combination, page 36
Liquidation if no business combination, page 40
21.	We note the statements on page 40 and elsewhere in the prospectus that “we will distribute to all of our public stockholders, in proportion to their respective equity interest, an aggregate sum equal to the amount in the trust account.....” Contrast this statement with the disclosure on page 41 and elsewhere in the prospectus that “[u]nder Delaware law, creditors of a corporation have a superior right to stockholders in the distribution of assets upon dissolution.” Please revise the disclosure throughout the prospectus to be consistent with the disclosure on page 41 to the effect that creditor claims are required to be provided for prior to any distribution to the stockholders from the trust account.

As requested, we have revised the disclosure throughout the prospectus to state that potential creditor claims that are senior to claims of our public stockholders may reduce amounts available for distribution.
Sources of target businesses, page 37
22.	We note that you will not pay any of your existing officers, directors, stockholders, or their affiliates any finder’s fee or other compensation for services in connection with the

Mr. John Reynolds
September 8, 2006

business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder’s fee or consulting fee to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

In response to the staff’s comment, we supplementally inform you that the Company has a policy prohibiting the receipt by management, existing stockholders or affiliates of finders’ fees, consulting fees and any other compensation or reimbursements for services rendered in connection with the business combination from target companies.
Comparisons to offerings of blank check companies, page 44
23.	In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders’ right to receive interest earned from the Funds held in trust. Rule 419(b)(2)(iii) provides that, “Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities.” It appears that the shareholders’ right to the interest income from the trust is a separate issue from “Release of funds.” Please revise accordingly. Also revise the risk factor section as appropriate.

We have made the revisions as requested.
Management, page 47
Directors, Executive Officers and Special Advisors, page 47
24.	On page 47, provide the basis for the statement that “[M]r. Kang was one of the 100 entrepreneurs of China’s annual IT industry and one of the ten leaders of China’s medical industry.” We may have further comment.

We have clarified the statement regarding Mr. Kang on page 47 of the prospectus.

25.	Please provide the dates of employment for Ron Harrod.

Mr. John Reynolds
September 8, 2006

As requested, we have provided the dates of employment for Mr. Harrod on page 48 of the prospectus.

26.	Please disclose whether any of your officers, directors or special advisors have been affiliated with any blank check companies in the past.

In response to the staff’s comment, we supplementally inform you that none of the Company’s officers, directors or special advisors have been affiliated with any blank check companies in the past.
Underwriting, page 60
27.	We note the contingent nature of part of the underwriters’ compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

In response to the staff’s comment, we have added a disclosure on page 62 of the prospectus.
Financial statements
Notes to Financial Statements
Note C — Proposed offering, 8
28.	Given that the offer and sale of the warrants and the securities underlying the warrants (including the warrants and the underlying securities in the UPO, and the management purchase option to purchase 2,500,000 units) are included in the units being registered, the offer and sale of the underlying, securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph

Mr. John Reynolds
September 8, 2006

14	of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table, page 31 and the summary financial data, as adjusted page 9. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

We understand this comment to refer to Note 5 of the Notes to Financial Statement. Please note that the Management Purchase Option contains a provision in Section 5.1.4 thereof that expressly states the Company is not required to cash settle the option. The UPO contains the same provision in Section 5.1.4 thereof. The Warrant certificate expressly states in its last paragraph that the Company has no obligation to cash settle the warrant. Section 3.3.2 of the Warrant Agreement contains a similar provision. We do not believe that the warrants or option should require liability classification in light of these provisions.

29.	Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

A currently dated consent will be provided.
Part 11- Information Not Required in Prospectus
Item 13 — Other Expenses of Issuance and Distribution, page II-1

Mr. John Reynolds
September 8, 2006

30.	Please add the footnotes to the table. They appear to be missing.

We have added the footnotes to the table on page II-1.
         We trust that the foregoing is responsive to the staff’s comments. The Company wishes to proceed with its offering as promptly as possible. Consequently, we request that the staff review Amendment No. 1 as promptly as possible.

Very truly yours, Elizabeth R. Hughes

cc:	Alwin Tan Scott Bass Arthur Marcus, Esq.